PARTNERS

CHRISTOPHER W. BETTS

GEOFFREY CHAN *

SHU DU *

ANDREW L. FOSTER *

CHI T. STEVE KWOK *

EDWARD H.P. LAM ◆*

HAIPING LI *

RORY MCALPINE ◆

JONATHAN B. STONE *

PALOMA P. WANG

◆ (Also Admitted in England & Wales)

* (Also Admitted in New York)

REGISTERED FOREIGN LAWYER

Z. JULIE GAO (CALIFORNIA)

SKADDEN, ARPS, SLATE, MEAGHER & FLOM 世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com

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June 5, 2020

VIA EDGAR

Mr. Larry Spirgel, Assistant Director

Mr. Michael C. Foland, Attorney Adviser

Mr. Robert Littlepage, Accounting Branch Chief

Mr. Charles Eastman, Staff Accountant

Office of Technology

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	UCLOUDLINK GROUP INC. (CIK No. 0001775898)

Response to the Staff’s Comments on the Amendment No. 3 to

Registration Statement on Form F-1 Filed on June 2, 2020

Dear Mr. Spirgel, Mr. Foland, Mr. Littlepage and Mr. Eastman:

On behalf of our client, UCLOUDLINK GROUP INC., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s response to the comments contained in the Staff’s letter dated June 4, 2020, on the Company’s amendment no. 3 to registration statement on Form F-1 filed on June 2, 2020. The Staff’s comments are repeated below in bold and are followed by the Company’s response. We have included page references in the Revised Registration Statement (as defined below) where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Registration Statement.

U.S. Securities and Exchange Commission

June 5, 2020

Concurrently with the submission of this letter, the Company is filing herewith amendment no. 4 to the Company’s registration statement on Form F-1 (the “Revised Registration Statement”) including certain exhibit thereto and a free writing prospectus relating to the changes reflected in the Revised Registration Statement via EDGAR with the Commission.

The Company respectfully advises the Commission that it plans to request that the Commission declare the effectiveness of the Revised Registration Statement on or about June 9, 2020, and will file the joint acceleration requests (the “Acceleration Requests”) in time before the requested effective time. The Company would greatly appreciate the Commission’s continuing assistance and support in meeting the proposed timetable for the offering.

Comments in Letter Dated June 4, 2020

Selected Consolidated Financial and Operating Data

Selected Operating Data, page 91

1.

We note your disclosure of average daily active terminals and average daily usage per active terminal includes both services provided by you and provided by your business partners. Please revise the table to separately identify the data usage attributable to your recognized revenues and costs from that data usage of your business partners. Similarly revise the disclosure on page 16 and elsewhere in your filing, as applicable.

In response to the Staff’s comment, the Company has revised the disclosure on pages 16 and 91 of the Revised Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 92

2.

We note your strategy to have product sales grow your service revenues. However, the percentage of your revenues from product sales has been increasing while the percentage of your revenues from services has been decreasing. Please explain the drivers behind this recent trend and whether you expect the relative percentages to continue to trend in their respective directions.

In response to the Staff’s comment, the Company has revised the disclosure on page 96 of the Revised Registration Statement.

Key Factors Affecting Our Results of Operations, page 93

3.

We note the disclosure provided on page 116 in response to comment 2. Please provide prominent forward looking disclosure, in quantified detail, of the significant charge that will be incurred upon the IPO and the continuing charges that will be incurred through the commencement date of option exercise.

U.S. Securities and Exchange Commission

June 5, 2020

In response to the Staff’s comment, the Company has revised the disclosure on pages 35 and 95 of the Revised Registration Statement.

Gross profit and margin, page 102

4.

Please explain why your gross margin decreased in the three months ended March 31, 2020. If it is a result of increasing sales of lower margin products, you should fully discuss this circumstance. Also, if you anticipate a trend of declining gross margins as a result of increasing product sales, you should clearly discuss this in your MD&A.

In response to the Staff’s comment, the Company has revised the disclosure on pages 102 and 103 of the Revised Registration Statement.

Results of Operation

Cost of Revenues, page 104

5.

We note your cost of services decreased in the year ended December 31, 2019 despite revenues from services increasing during the same period. Please quantify in your discussion the impact of obtaining better prices for data procurement in 2019. Discuss if you anticipate additional cost savings in the future. In this regard, we note the global mobile data pricing trend disclosed on page 122. Also discuss, if significant, the impact on cost of services resulting from the changes in services provided during the period discussed on pages 103 - 104.

The Company respectfully advises the Staff that, assuming the Company procured the same amount of data in 2019 as in 2018, the cost savings resulting from lower unit cost would have been USD14.6 million. However, the Company respectfully advises the Staff that it is not able to quantitatively isolate the impact of better prices for data procurement from impact of improved data operation efficiency. First, in some cases, the MNOs offer unlimited data supplies for fixed prices, which means that the more data consumed, the lower the cost of data on a per unit basis. The Company obtained better fixed prices in some cases in 2019, while the Company’s cloud SIM technology and its proprietary algorithms also increase the data utilization efficiency for such data supplies. Second, the Company has been constantly improving its cloud SIM platform, which can dynamically and intelligently select those SIM cards with better prices and higher operation efficiency. This naturally results in preferences towards data procured with better prices and simultaneous operation efficiency improvement. See “Business—Our Cloud SIM Technology and Architecture—Cloud SIM Architecture—uCloudlink Cloud SIM Platform—Dispatcher of Mobile Data Connectivity Services.”

The Company expects additional cost savings in the future that are largely in line with the industry trend. In response to the Staff’s comment, the Company has revised the disclosure on page 104 of the Revised Registration Statement. In addition, the Company respectfully advises the Staff that the impact on cost of services resulting from the changes in services provided in 2019 was not significant.

*        *        *

If you have any questions regarding the Revised Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures

cc:	Chaohui Chen, Chief Executive Officer, UCLOUDLINK GROUP INC.

Zhiping Peng, Chairman of the Board of Directors, UCLOUDLINK GROUP INC.

Yimeng Shi, Chief Financial Officer, UCLOUDLINK GROUP INC.

Shu Du, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Ricky W Shin, Partner, PricewaterhouseCoopers Zhong Tian LLP

David Zhang, Esq., Partner, Kirkland & Ellis LLP

Steve Lin, Esq., Partner, Kirkland & Ellis LLP